Exhibit 21.1 Subsidiaries of the Registrant

All subsidiaries are wholly-owned, directly or indirectly, by Image Chain Group Limited, Inc.

Company Name	Jurisdiction of Incorporation
Fortune Delight Holdings Group Ltd.	British Virgin Islands
Image P2P Trading Group Limited	British Virgin Islands
Asia Grand Will	Hong Kong, S.A.R.
Fuzhi Yuan (Shenzhen) Holdings Limited	People’s Republic of China
Jiangxi Fuzhiyuan Biotechnology Limited	People’s Republic of China